FOR IMMEDIATE RELEASE
                                                                    May 20, 2003
                                                           ADVANTEST CORPORATION
                                            (Toshio Maruyama, President and COO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)



CONTACT:
Hitoshi Owada
(Managing Director and
Senior Vice President, Administration and Finance Division)
Phone: +81-(0)3-3342-7500

  Advantest Adopts Stock Option Plan (in the Form of Stock Acquisition Rights)

Tokyo - May 20, 2003 - Advantest Corporation (the "Company") resolved at a meeting of its Board of Directors today to propose an agenda asking for authorization to issue stock acquisition rights described hereunder, for the purpose of granting stock options, pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan. The proposal will be made at its 61st ordinary general meeting of shareholders (the "Shareholders' Meeting") to be held on June 27, 2003.

1. Reason for the issue of stock acquisition rights on especially favorable terms

     The stock acquisition rights will be issued as stock options to directors, executive officers, statutory auditors and employees of the Company and its domestic and overseas subsidiaries to provide them an incentive towards better business performance and to retain and attract talented individuals.

     Due to the nature of the issue as stock option grants, subject to the following details, the stock acquisition rights will be issued for no consideration. The subscription price required to be paid upon exercise of the stock acquisition rights will be based on the market prices as of the time of issue of such stock acquisition rights.

2.   Details of stock acquisition rights

     (1) Persons to whom stock acquisition rights will be allocated

         Directors, executive officers, statutory auditors and employees of the Company and its domestic and overseas subsidiaries.

     (2) Class and total number of shares to be issued upon exercise of the stock acquisition rights

         Not exceeding 800,000 shares of common stock of the Company.

         The number of shares to be issued upon exercise of each stock acquisition right shall be 100 shares, provided, however, that when the subscription price per share is adjusted in accordance with (5) below, the number of such shares shall be adjusted according to the following formula. This adjustment is made only to the number of shares that have not yet been issued upon exercise of such stock acquisition right as of the time of such adjustment. Any fraction of a share that arises as a result of an adjustment will be rounded down to the nearest number of shares.

           Number of shares to be issued upon         Total subscription price
                                                  = ----------------------------
         exercise of each stock acquisition right   Subscription price per share



         When the number of shares to be issued upon exercise of each stock acquisition right is adjusted, the total number of shares to be issued upon exercise of the stock acquisition rights shall be adjusted to the number obtained by multiplying (i) the number of shares to be issued upon exercise of each stock acquisition right after adjustment by (ii) the number of stock


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


         acquisition rights that have not been exercised as of the time of such adjustment, plus the number of shares that have been issued upon exercise of stock acquisition rights. After the adjustment, the total number of shares to be issued upon exercise of the stock acquisition rights may exceed 800,000 shares.

     (3) Total number of stock acquisition rights to be issued

         Not exceeding 8,000.

     (4) Issue price of the stock acquisition rights

         No consideration shall be paid.

     (5) Total subscription price to be paid upon exercise of each stock acquisition right

         The total subscription price to be paid upon exercise of each stock acquisition right shall be determined on the day of issue of the stock acquisition rights by multiplying (i) the subscription price per share as determined in the following paragraph, by (ii) the number of shares to be issued upon exercise of each stock acquisition right as specified in (2) above (100 shares).

         The subscription price per share shall be 1.05 times the average closing price of the common stock of the Company in regular trading on the Tokyo Stock Exchange on each day of the month preceding the month of issue of the stock acquisition rights (excluding days on which there is no such closing price), rounded up to the nearest yen; provided, however, that if such amount is less than the closing price of the common stock of the Company on the day of issue of the stock acquisition rights (or, if there is no such closing price on the day of issue, the closing price on the immediately preceding day on which there was such closing price), the subscription price per share shall equal the closing price on such day.

         Notwithstanding the immediately preceding paragraph, with respect to stock acquisition rights to be issued after stock acquisition rights have been first issued based on a resolution of this general meeting of shareholders, the subscription price per share for such subsequent stock acquisition rights may be the subscription price per share for such first stock acquisition rights (or, if the adjustment set forth below is made, then the adjusted subscription price per share for such first stock acquisition rights); provided, however, that the subscription price per share (or the adjusted subscription price per share) for such first stock acquisition rights shall be not less than the subscription price per share that is calculated with respect to such subsequent stock acquisition rights in accordance with the immediately preceding paragraph.

         If, subsequent to the issue of the stock acquisition rights, the Company splits or consolidates its common stock, or issues new shares or disposes of its treasury shares below market price, the subscription price per share shall be adjusted according to the following formula, rounded up to the nearest yen. Provided, however, that such an adjustment will not be triggered by issue of new shares or transfer of treasury stock upon exercise of any stock acquisition rights or warrants of the Company or in certain other circumstances. Furthermore, the subscription price per share may, to the extent necessary and reasonable, be adjusted in a way deemed appropriate by the Company, in the case of a capital reduction, merger or de-merger of the Company or certain other events.

         (a) Formula for adjustment in the case of share split or consolidation

         Subscription price per       Subscription price per                        1
                                  =                             x  ----------------------------------
         share after adjustment       share before adjustment        Ratio of split / consolidation



         (b) Formula for adjustment in the case of issue of new shares or disposition of treasury stock below market price



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


                                                                           Number of new         Subscription
                                                     Outstanding          shares to be      x   price per share
          Subscription           Subscription         number of      +        issued             to be issued
           price per              price per            shares          ------------------------------------------
          share after       =    share before    x                               Market price per share
          adjustment              adjustment       --------------------------------------------------------------
                                                    Outstanding number of             Number of new shares to
                                                           shares              +             be issued



         In the above formula, "outstanding number of shares" shall mean the total number of outstanding shares of the Company after deduction of shares held by the Company as treasury stock. In the case of disposition of treasury stock, "number of new shares to be issued" in the above formula shall be read as "number of treasury shares to be disposed of."

     (6) Exercise period of the stock acquisition rights

         Between April 1, 2004 and March 31, 2008 (4 years). The exercise period for stock acquisition rights that are issued during the foregoing period shall be a period between a day specified by the Board of Directors and March 31, 2008.

     (7) Conditions for exercise of stock acquisition rights

         (a) A person to whom stock acquisition rights are allocated (a "rights holder") must be a director, executive officer, statutory auditor or employee of the Company or its domestic or overseas subsidiary at the time of exercise, except where there are reasons deemed reasonable by the Board of Directors, including the person ceasing to be a director, executive officer, statutory auditor or employee, due to the completion of his/her term of office or his/her reaching retirement age.

         (b)  The stock acquisition rights may not be inherited.

         (c)  Each stock acquisition right may not be exercised in part.

         (d) Other terms and conditions will be determined at a meeting of the Board of Directors subsequent to the Shareholders' Meeting.

     (8) Cancellation of stock acquisition rights

         (a) The Company may cancel, for no consideration, any stock acquisition right in the event that the general meeting of the shareholders resolves to approve (i) any merger agreement pursuant to which the Company shall cease to exist, or (ii) any share exchange agreement or share transfer pursuant to which the Company shall become a wholly-owned subsidiary of another company.

         (b) The Company may cancel, for no consideration, all or part of the stock acquisition rights of a rights holder to the extent that such stock acquisition rights are not exercisable due to the rights holder's failure to satisfy any of the conditions for exercise of stock acquisition rights.

     (9) Restriction on the transfer of stock acquisition rights

         Any transfer of stock acquisition rights shall require the approval of the Board of Directors; provided, however, that transfer of stock acquisition rights to the Company shall not require any such approval.

     (10)Other details of the stock acquisition rights will be determined in a meeting of the Board of Directors subsequent to the Shareholders' Meeting.



     (Note) The above terms are subject to approval by the Shareholders' Meeting of the "Issuance of stock acquisition rights as stock options."


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